November 22, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radware Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 24, 2011
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter, dated November 14, 2011, to Mr. Roy Zisapel, Chief Executive Officer of Radware Ltd. (“we”, the “Company” or “Radware”), setting forth the comments (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on March 24, 2011 (the “2010 Annual Report”).

Set forth below are the responses of the Company to the comments of the Staff raised in the Comment Letter.  For your convenience, the Staff’s comments have been added below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Operating and Financial Review and Prospects

Operating Results

Overview, page 37

1.
We have considered your response to prior comment 2. From the transcripts of your earnings conference calls it appears that the discussion of the number of new customers added to your installed base as well as the average deal size are measures that might be important to an understanding to your business and your results of operations. For example, in your fourth quarter results conference call, there was focus on a trend in your business by pointing to the number of new customers added during the quarter and the average deal size. Further, the drivers of growth in your Enterprise and Carrier product lines appear to differ in both revenue prospects and margins.

Whether management considers these, and amounts such as DSO and revenue split, to be key performance indicators should not be the only determinant of whether they are used to explain the company's operating results in the company's filings. These measures seem to be used regularly when communicating with members of the analyst community. Please carefully consider whether such information should be disclosed in your filings. In this regard, if it is necessary to explain your results to the analyst community in this way, consider whether investors would also benefit from the same type of information. Please advise.

Response:

We note the Staff’s comment, and the Company will include such information in its future filings to the extent regularly provided to the analyst community.

Note 13:- Geographic Information, page F-45

2.
We note your statement in response to prior comment 5 that "no single country generated  more than 10% of [your] revenues." Refer to the statement in the third paragraph under the "Customers and End-Users" heading on page 29 and reconcile your response to the disclosure that the United States and China accounted for more than 10% of revenue in 2010. If disclosure is required, please confirm that in future filings, you will separately present the amounts attributable to the United States and to China instead of including them within the captions "America" and "Asia Pacific".

Response:

The Company inadvertently indicated that China accounted for more than 10% of the Company’s revenues in 2010 on page 29 of the 2010 Annual Report.  In 2010, China accounted for 9.8% of the Company’s revenues, which, when rounded, resulted in the inadvertent disclosure.

The United States accounted for more than 10% of the Company’s revenues in 2010; however, this was mistakenly omitted from the Company’s prior response letter dated September 28, 2011. We note the Staff’s comment, and in future filings, the Company will separately present revenues from the United States to the extent it accounts for more than 10% of the Company’s revenues for a fiscal year, as well as any other country that accounts for more than 10% of the Company revenues for such fiscal year.

Company Statement

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at +972-3-7668610.

Sincerely,

/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer